

June 26, 2015

Elizabeth Giddens
Senior Vice President, Deputy General Counsel & Secretary
Nationstar Mortgage Holdings Inc.
8950 Cypress Waters Blvd.
Coppell, Texas 75019

> **Re: Nationstar Mortgage Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response dated June 10, 2015**
> **File No. 001-35449**

Dear Ms. Giddens:

We have reviewed your June 10, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 21, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Fair Value Measurements, page 40

1. Please refer to comment 8. Please address the following in your next response:

   • Tell us how the external valuation experts consider projected rates of delinquencies, defaults and liquidations as well as future interest rates in their determination of the fair values of the MSRs;

   • For each of the quarters of 2014 as well as the first quarter of 2015, tell us the specific adjustments made to the external valuations for market conditions for the agency and non-agency credit sensitive and interest sensitive MSRs;

- Tell us the reasons and accounting support for the company utilizing a range of +/- 5bps for agency loans and a higher (undefined range) for non-agency loans as opposed to utilizing the mid-point of the basis point range established by the external valuation experts in determining the fair value of the MSRs; and

- Tell us how management determines the most appropriate fair value within the valuation ranges provided by third parties.

2. Please tell us why you have classified ancillary revenues associated with the disposition of REO as an adjustment to estimates of advances rather than as ancillary revenues. Please also tell us the amount of these ancillary fees in the periods presented.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc.   Duane McLaughlin
        Cleary Gottlieb Steen & Hamilton LLP